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                       SUPPLEMENT TO OFFER TO PURCHASE
                        LIMITED PARTNERSHIP INTERESTS
                                      IN
                          SPRINGHILL LAKE INVESTORS
                             LIMITED PARTNERSHIP
                      FOR CASH CONSIDERATION AGGREGATING
                               $36,400 PER UNIT
     (INCLUDING, IN CERTAIN CIRCUMSTANCES, THE PROCEEDS OF A NON-RECOURSE
                       SECURED LOAN FROM THE PURCHASER)
                                      BY
                          AQUARIUS ACQUISITION, L.P.
- -------------------------------------------------------------------------------
                         THE OFFER HAS BEEN EXTENDED.
                 THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
   AT 5:00 P.M., NEW YORK TIME, ON MARCH 17, 1995, UNLESS FURTHER EXTENDED.
- -------------------------------------------------------------------------------
   The Purchaser hereby amends its Offer by increasing the Cash Consideration to $36,400 per Unit and extending the Expiration Date to 5:00 p.m. New York time on March 17, 1995. As of March 2, 1995, 44 Units have been tendered pursuant to the Offer. This Offer is made to all Limited Partners. Limited Partners who validly tender Units prior to the Expiration Date, including
Units tendered prior to the date of this Supplement, will receive the increased Cash Consideration, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1995, including the annexes thereto, and this Supplement to the Offer to Purchase (the
"Supplement") and the revised Letter of Transmittal included herewith (as revised, the "Letter of Transmittal"). Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Offer to Purchase.

   Those Limited Partners who have already validly tendered their Units pursuant to the Offer to Purchase need not do anything further. You will receive the increased Cash Consideration of $36,400 per Unit for each Unit so tendered. Other Limited Partners wishing to validly tender Units in this Offer must complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal. Such Letter of Transmittal and a duly executed signature page for the Note and Security Agreement and any other documents required by the Letter of Transmittal must be received by the Depository on or prior to the Expiration Date at the address set forth on the back cover of this Supplement.

   By virtue of the fact that the general partners of the Partnership are controlled by the same person as the Purchaser, the general partners have certain conflicts of interest. For a more complete discussion of considerations relevant to the conflict of interest inherent in the affiliation between the Purchaser and the general partners of the Partnership, please see "Special Factors--Future Plans," "The Offer--Purpose and Effects of this Offer" and "The Offer--Interests of Certain Persons and Certain Transactions" in the Offer to Purchase.

   For Limited Partners who hold Units that are not tendered, there is a risk that, if more than 50.5% of the Units are validly tendered and not withdrawn, non-tendering Limited Partners may suffer certain adverse tax effects, which effects may result from actions taken by the Purchaser. See "Introduction--Certain Tax Considerations" and "The Offer--Certain Federal and State Income Tax Consequences" of this Supplement to the Offer to Purchase.

   Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Supplement.

   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

   The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time: (i) to extend the period of time during which this Offer is open and thereby delay acceptance for payment of, and the payment for, any Units; (ii) to terminate this Offer and not accept for payment any Units not theretofore accepted for payment or paid for; (iii) upon the occurrence of any of the conditions specified in Section 11, to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for; and (iv) to amend this Offer in any respect (including, without limitation, by increasing or changing the terms of the consideration offered, decreasing the percentage of Units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to Limited Partners in a manner reasonably designed to inform Limited Partners of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of this Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

   EACH LIMITED PARTNER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THIS SUPPLEMENT, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

March 3, 1995

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                              TABLE OF CONTENTS

                                                                            PAGE
                                                                         --------
INTRODUCTION ........................................................... 1
SPECIAL FACTORS ........................................................ 5
   Background of this Offer ............................................ 5
   Determination of the Cash Consideration ............................. 6
THE OFFER .............................................................. 8
      Section 1. Terms of this Offer ................................... 8
      Section 6. Certain Federal and State Income Tax Consequences  .... 8
      Section 8. Certain Information Concerning the Purchaser  ......... 12
     Section 14. Other Matters ......................................... 12


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

TO THE LIMITED PARTNERS OF
SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP

                                 INTRODUCTION

   The Purchaser hereby offers to purchase outstanding Units for Cash Consideration of $36,400 per Unit (pro rated in respect of fractional Units) (including, in certain circumstances described in the Offer to Purchase, the proceeds of a non-recourse secured loan from the Purchaser), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the Letter of Transmittal, as each may be further supplemented or amended from time to time.

   Each of the Purchaser, NACC, WFA, Three Winthrop and Linnaeus-Lexington adopts the analyses set forth in "Special Factors--Determination of the Cash Consideration" in the Offer to Purchase and the Supplement and, based thereon, believes the Offer, including the Cash Consideration to be paid pursuant to the Offer, is fair to the Limited Partners. The Purchaser, NACC, WFA, Three Winthrop and Linnaeus-Lexington did not assign any specific weight to the particular factors discussed therein and each factor was considered as part of the whole in reaching a conclusion as to the fairness of the Offer. Because of the conflict of interest inherent in the fact that Three Winthrop and Linnaeus-Lexington are affiliates of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether Limited Partners should tender their Units pursuant to this Offer.

   ISSUES TO BE CONSIDERED BY LIMITED PARTNERS. The Purchaser believes that the following are the most important issues that each Limited Partner should consider in connection with its decision to tender Units in this Offer:

   o how much cash Limited Partners can expect to receive from this Offer or from a liquidation of their investment in the Partnership pursuant to the Lerner Proposal

   o how quickly Limited Partners can expect to receive cash from this Offer or a liquidation pursuant to the Lerner Proposal

   o the contingencies that need to be resolved for Limited Partners to receive cash from this Offer or a liquidation pursuant to the Lerner Proposal

   o whether Limited Partners are being offered the option to retain their economic investment in the Partnership

   o whether Limited Partners are able to make their own investment decision regarding the sale or retention of their Units, or are forced to accept the decision favored by the majority.

   For the reasons set forth below, the Purchaser believes that, with respect to each of these issues, this Offer presents a superior alternative to the Lerner Proposal.

   Amount of Cash. This Offer will provide Cash Consideration of $36,400 per Unit validly tendered and accepted pursuant to the Offer, which is currently scheduled to expire on March 17, 1995.

   The Lerner Proposal may result in Limited Partners receiving less than $36,400 per Unit. The Lerner Proposal is structured to compel a sale of the Project to Lerner on his terms. Lerner has retained a right of first refusal on any offers to purchase the Project, which means that he can always be the winning bidder by simply matching the highest offer. Such a right generally discourages third parties from making a bona fide purchase offer, because they perceive little opportunity for success. Lerner has not indicated a willingness to waive his right of first refusal in connection with the possible marketing of the Project to third parties. In addition, Lerner has reserved the right to lower his offer below $36,400 per Unit if the Partnership decides to market the Project to third parties and obtains lower offers. This could occur since Lerner's offer of $36,400 per Unit may be kept open for only 30 days after he delivers a dissolution notice to the Partnership and the Purchaser believes it would take more than thirty days to effectively market the Project, obtain offers from third parties and seek the approval of a majority in interest of Limited Partners in a consent solicitation. Finally, Lerner has reserved the right to lower his offer below $36,400

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per Unit if the Lender does not approve his assumption of the Project's existing mortgage loans. It is unclear whether the Lender would approve such assumption. Since Lerner has reserved the right to lower his offer below $36,400 per Unit in each of the above situations, the Lerner Proposal does not establish any minimum liquidation value for Units.

   In addition, the Lerner Proposal and Lerner's right of first refusal make it difficult and potentially counterproductive to market the Project to third parties in hopes of generating a value greater than $36,400 per Unit. In order for liquidation pursuant to the Lerner Proposal to generate more than $36,400 per Unit, each of the following events must occur: (i) the Partnership would have to decide to market the Project to third parties; (ii) the Partnership would have to convince third parties to undertake expensive due diligence and secure financing commitments despite the fact that Lerner retains a right of first refusal on any proposed sale of the Project; (iii) at least one third party would have to make a bona fide purchase offer at a price higher than that offered by Lerner; (iv) the third party would have to demonstrate that it had the financial capacity to deliver in excess of $27 million in equity financing if it desired to assume the existing mortgage loans or in excess of $90 million in total financing if it wanted to prepay the mortgage loans; (v) the third party and the Partnership would have to negotiate and agree to a binding purchase and sale contract; (vi) the Lender would have to grant its approval for the assumption of the existing mortgage loans by Lerner, if he exercises his right of first refusal, or by the third party if Lerner waives his right of first refusal and the third party desires to assume the mortgage loans; and (vii) Limited Partners holding more than 50% of the Units would have to approve the sale of the Project.

   Timing. This Offer is currently scheduled to expire on March 17, 1995, unless otherwise extended, with the Cash Consideration to be sent to tendering Limited Partners promptly following consummation of the Offer.

   The Purchaser believes that the earliest date that any liquidating cash distribution could be made to Limited Partners pursuant to the Lerner Proposal, assuming immediate acceptance by the Partnership, would be June 1995, given the need to obtain lender approval and complete the consent solicitation process with respect to a sale of the Project to Lerner. A sale to a third party would take a substantially longer period. The Purchaser believes that it would take several additional months to market the Project, provide each prospective purchaser adequate opportunity to conduct a due diligence review and investigation of the Project, negotiate sale documentation for the Project with a person who is initially unfamiliar with the Project, permit the person to secure the necessary financing commitments to purchase the Project and provide Lerner with an opportunity to match the terms of such sale pursuant to his existing right of first refusal arrangement.

   Contingencies. A sale of the Project to Lerner is subject to two major contingencies. First, approval of the Lender for the assumption of the existing mortgage loans is required. Based on the provisions of the existing mortgage loans relating to assumption requests, the Purchaser does not know if the Lender will approve an assumption request from Lerner, require a partial prepayment of the mortgage loans or require a full prepayment of the mortgage loans. Any prepayment of the mortgage loans would give rise to a penalty, which, based on interest rates as of January 26, 1995, could be as large as $5,000,000. Second, approval of Limited Partners holding more than 50% of the Units is required. Currently there is no basis for determining if a majority of Limited Partners want to liquidate their investment in the Project on the terms of the Lerner Proposal.

   Furthermore, a sale of the Project to a third party would require (i) the approval of a majority in interest of Limited Partners in a new consent solicitation, (ii) if such buyer wishes to assume the existing mortgage loans, the approval of the Lender and (iii) the satisfaction of other contingencies, including completion of due diligence and negotiation of a purchase and sale contract, along with any required financing commitments.

   This Offer is not subject to obtaining the approval of the Lender or Limited Partners nor is the Offer subject to any minimum participation by Limited Partners.

   Flexibility. This Offer permits Limited Partners to retain all or a portion of their investment in the Partnership, without changing their economic interests. Limited Partners who retain Units would own

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

Units on a pari passu basis with the Purchaser, and would experience the same change in value which the Purchaser experiences. The Lerner Proposal does not offer Limited Partners the option to continue to hold their investment in the Partnership. Lerner could seek to provide such an option by soliciting and obtaining consents to an amendment to the Partnership Agreement, which requires the approval of Limited Partners holding more than 50% of the Units, and then restructuring his Proposal to be an offer to purchase Units, but to date he has not done this.

   Individual Investment Decision. This Offer permits each Limited Partner to make its own decision whether to: (i) liquidate its entire investment in the Partnership; (ii) liquidate a portion of its investment in the Partnership and retain a portion; or (iii) retain its entire investment in the Partnership. Under the Lerner Proposal, the decision of Limited Partners owning more than 50% of the Units determines whether all Limited Partners liquidate their investment in the Partnership or retain their investment in the Partnership. Accordingly, Limited Partners who do not agree with the decision of a majority of the Limited Partners would be forced to accept an investment decision with which they do not agree.

   LERNER'S COMMUNICATIONS. In connection with the Lerner Proposal, Lerner has sent communications to the Limited Partners which contain certain self-serving misrepresentations, the impact of which is to distort the issues relating to each Limited Partner's investment decision. These misrepresentations include inadequate description of the terms of the Lerner Proposal, misleading characterizations of the Offer and inaccurate statements that portray the Purchaser and its affiliates in a negative light. Lerner has also initiated several lawsuits with Three Winthrop, more information on which is provided below under "Special Factors--Background of This Offer--Litigation Between Lerner and Three Winthrop."

   The Purchaser believes that the following discussion of statements made by Lerner in his letters to Limited Partners dated February 13, 1995 (the "February 13 Letter") and February 24, 1995 (the "February 24 Letter"), should be helpful to Limited Partners in reaching their decision whether to tender their Units in this Offer.

   Inadequate Description of Lerner Offer. In the February 13 Letter, Lerner stated that "under the [Lerner Proposal], you will receive not less than $36,400" and, in the February 24 Letter, Lerner stated that the Lerner Proposal "would result in cash of at least $36,400 per Unit to you." As discussed above under "--Amount of Cash," the Lerner Proposal could result in a liquidating distribution of less than $36,400 per Unit if the Lender does not approve Lerner's assumption of the existing mortgage loans, or if the Partnership does not accept Lerner's offer to purchase the Project within 30 days of receiving a dissolution notice and subsequently determines that the highest third party offer is less than $36,400 per Unit. In fact, the Lerner Proposal (dated January 19, 1995) states that its offer could be reduced.

   In each of the February 13 Letter and the February 24 Letter, Lerner stated that the Lerner Proposal would give Limited Partners the opportunity to maximize the return on their investment. As discussed above under "--Amount of Cash," the Lerner Proposal makes it difficult, and perhaps counterproductive, for the Partnership to market the Project in hopes of generating a value greater than $36,400 per Unit. Lerner retains a right of first refusal on any proposed sale of the Project, which means that he can always be the winning bidder by simply matching the highest offer. Such a right generally discourages third parties from making a bona fide purchase offer, which require expensive due diligence and financing commitments, because third parties would perceive little opportunity for success. Lerner has not indicated any willingness to waive his right of first refusal in connection with any possible marketing of the Project to third parties. Also, Lerner has reserved the right to lower his offer if the Partnership decides to market the Project to third parties and obtains lower offers. This could occur since the Lerner Proposal states that Lerner's offer for $36,400 per Unit may be kept open for only 30 days after he delivers a dissolution notice to the Partnership; the Purchaser believes that a thirty day time period is too short to permit both a proper solicitation of third party offers and a new consent solicitation to obtain the approval of a majority in interest of Limited Partners. Finally, Lerner has retained the right to block a sale of the Project to the general partners or any of their affiliates, even if they were willing to pay more than Lerner or any third party. Accordingly, the structure of the Lerner Proposal is designed to compel a sale to Lerner at the price that he is willing to offer and not to give Limited Partners the ability to participate in the proceeds from a sale at a higher price.

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

   Misleading Characterizations of this Offer. In the February 13 Letter, Lerner stated that this Offer "suggests a flexibility that does not exist." As set forth above under "--Flexibility," this Offer gives flexibility to each Limited Partner to make its own decision whether to liquidate or retain its interests in the Partnership and, unlike the Lerner Proposal, does not impose the will of the majority on the minority.

   In the February 13 Letter, Lerner stated that Three Winthrop was using the Partnership's reserves for the benefit of the Purchaser. In fact, all costs associated with the Offer will be paid by the Purchaser, and thus will not reduce the Partnership's reserves or cash distributions to Limited Partners. In addition, the Purchaser gave Limited Partners credit for all of the Partnership's reserves in arriving at the price of $36,000 per Unit originally offered to Limited Partners. In contrast, Lerner understated the Partnership's reserves in his Consent Solicitation dated January 19, 1995.

   In the February 13 Letter, Lerner stated that this Offer would result in those Limited Partners electing to retain their Units having only limited access to information about the Partnership and not receiving the reports currently being received. After consummation of this Offer, remaining Limited Partners will continue to receive the same tax information, audited financial statements and annual updates that they are currently receiving.

   Negative Portrayal of Aquarius and Three Winthrop. In the February 13 Letter, Lerner stated that he had asked Three Winthrop to seek third party offers and test the value of the Project in the open market. Three Winthrop has responded to Lerner in a letter dated February 22, 1995 that Lerner never made such a request until February 20, 1995, when Three Winthrop received a letter from Lerner dated February 17, 1995, one week after Lerner sent the February 13 Letter to Limited Partners. Three Winthrop also wrote to Lerner that, prior to February 20, Lerner had attempted to convince the Partnership to accept Lerner's offer without marketing the Project to third parties.

   In the February 13 Letter, Lerner stated that Three Winthrop had deliberately withheld financial information on the Project from Lerner. Three Winthrop has responded to Lerner in a letter dated February 22, 1995 that Lerner did not request any information on the Partnership's reserves until February 20, 1995, when Three Winthrop received a letter from Lerner dated February 17, 1995. Three Winthrop received Lerner's request one week after Lerner sent the February 13 Letter to Limited Partners. Three Winthrop has advised the Purchaser that Lerner has not requested any other financial information from Three Winthrop in the last twelve months except for a confirmation of the outstanding principal balance of the existing mortgage loans, which Lerner could have determined independently based on information in his possession. Finally, Lerner maintains all financial information on the Project as property management agent, and Three Winthrop regularly provides Lerner with access to Partnership financial information through a monthly report and quarterly filings with the SEC.

   In the February 13 Letter, Lerner stated that this Offer will permit "Three Winthrop and its related parties to increase their already rich fees." As set forth in the Offer to Purchase, Three Winthrop plans to terminate the Partnership's property management agreement with the Lerner Corporation pursuant to which the Lerner Corporation collected approximately $8.6 million in property management fees over the past ten years, based on 4% of gross collections. The management agreement with an affiliate of Three Winthrop will reduce the property management fee to 3% of gross collections and create a cost savings to the Partnership of approximately $230,000 per year. The proposed management agreement with Three Winthrop has already been approved by the Lender.

   CERTAIN TAX CONSIDERATIONS. For Limited Partners who hold Units that are not tendered pursuant to the Offer, there is a risk that, if more than 50.5% of the Units are validly tendered and not withdrawn, a taxing authority may assert that a tax termination of the Partnership will have occurred based on recharacterization of the Loans as sales. While the Purchaser intends to treat the Loans as loans, there can be no assurance that a contrary assertion by a taxing authority would not be sustained. The most important effect of a tax termination of the Partnership should be a lengthening of the periods over which depreciation deductions are taken for assets held indirectly by the Partnership, largely from the remaining eight years of 18-year recovery periods to new 27.5-year recovery periods for residential real property. A tax termination in 1995 would cause reductions in such deductions by up to $4,300 per Unit for 1995, approximately $4,200 per Unit for 1996, and an average of approximately $3,100 per Unit per year for the years 1997 through 2002, but increased depreciation deductions thereafter. See "THE OFFER--Certain Federal and State Income Tax Consequences."

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                               SPECIAL FACTORS

BACKGROUND OF THIS OFFER

   The following information was disclosed in an amendment to the Schedule 14D-9 filed by the Partnership:

   Communications between the Purchaser, Three Winthrop and Lerner since February 1, 1995. On February 13, 1995 representatives of the Purchaser and Three Winthrop met with representatives of Lerner. The parties discussed the current status of their respective offers to Limited Partners and possible different outcomes. The Purchaser and Three Winthrop indicated a willingness to listen to any suggestions which Lerner may have concerning the Partnership and the offers made to date by Lerner and the Purchaser, but did not make any specific proposals. Lerner's representatives indicated that Lerner intended to continue with the consent solicitation process initiated by Lerner on January 19, 1995. In addition, Lerner's representatives requested answers to four specific questions: (i) what expense reimbursements Winthrop Management intended to collect under its new management contract; (ii) whether Three Winthrop would immediately seek the approval of the Partnership's mortgage lender for Lerner's assumption of the existing mortgage loans; (iii) whether Three Winthrop would permit Lerner to make a proposal to Limited Partners consisting of an offer to purchase Units with an option to retain all or a portion of their investment in the Project; and (iv) what was the highest price that the Purchaser was willing to offer Limited Partners for their Units. The Purchaser indicated that it was unwilling to answer question (iv). With respect to the other three questions, Three Winthrop indicated that it would provide a response the next day.

   On February 14, 1995 a representative of Three Winthrop had a phone conversation with a representative of Lerner. With respect to question (i), Three Winthrop indicated that it would send a copy of the proposed form of new management agreement to Lerner. A copy of that form is annexed to the Partnership's Schedule 14D-9. With respect to question (ii), Three Winthrop indicated that it would defer making a decision on assisting Lerner in seeking the approval of the Lender until after reviewing Lerner's revised proposal, particularly since making an assumption request required the Partnership to deposit $100,000 with the Lender. With respect to question
(iii), Three Winthrop asked for additional information as to what Lerner wanted Three Winthrop to do.

   On February 20, 1995, Three Winthrop received a letter from Greenbelt dated February 17, 1995 as a follow-up to the February 13th meeting and the February 14th phone conversation. Three Winthrop responded to such letter with a letter dated February 22, 1995. Such letters are attached as exhibits to the Partnership's Schedule 14D-9.

   Litigation between Lerner and Three Winthrop. On February 7, 1995, Lerner, on his own behalf and on behalf of the Operating Partnerships, and two Limited Partners, on their behalf and on behalf of the Partnership, filed a lawsuit in the Circuit Court for Montgomery County, Maryland, alleging that Three Winthrop breached its fiduciary obligations by taking action to terminate the Lerner Agreement and to appoint Winthrop Management as the new managing agent of the Project. Three Winthrop has not yet responded to this lawsuit. On February 28, 1995, Lerner moved for preliminary injunction seeking to enjoin Three Winthrop from replacing Lerner as managing agent of the Project with an affiliate.

   On February 14, 1995, the Circuit Court for Montgomery County, Maryland issued an order ruling in favor of Three Winthrop, as managing general partner of the Partnership and as general partner of the Operating Partnerships, in its request to declare the Lerner Agreement terminable by its terms as of January 31, 1995. On February 22, 1995, Three Winthrop made a motion to make explicit the consequences of such order.

   On February 27, 1995, a Limited Partner filed a lawsuit against Three Winthrop, NACC and the Purchaser in the United States District Court for the District of Maryland, on its behalf and derivatively on behalf of the Partnership, alleging that Three Winthrop is in violation of Rule 13e-3 promulgated under the Securities Exchange Act of 1934 and that Three Winthrop has breached its fiduciary duty to the

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Limited Partners. A hearing has been scheduled for March 7, 1995. On February
27, 1995, Greenbelt made a motion in the United States District Court for the District of Maryland to intervene as plaintiff in the above action. Three Winthrop, NACC and the Purchaser have not yet responded to these lawsuits.

   On February 28, 1995, Three Winthrop filed an answer to Lerner's complaint for money damages of $50,000 denying the substance of the allegations.

   Inquiries from Third Parties Regarding a Possible Sale of the Project. On February 14, 1995 a representative of Three Winthrop responded to an inquiry from a real estate broker who claimed that he had a client interested in making an offer for the Project. On February 15, 1995 Three Winthrop sent the broker a letter requesting information on the broker's client, to determine if the client represented a qualified buyer for the Project. On February 28, 1995, the broker responded by phone call to Three Winthrop that its client was no longer interested in making an offer.

   On February 21, 1995, a representative of Three Winthrop received a phone call from a third party which claimed that it was interested in making an offer to purchase the Project. Three Winthrop asked the third party to send a letter of interest and, to date, Three Winthrop has not yet received such a letter.

DETERMINATION OF THE CASH CONSIDERATION

   Liquidation Analysis. The Purchaser's pro forma liquidation analysis set forth in the Offer to Purchase estimated that a hypothetical sale of the Project at a price based on a capitalization of operating cash flow (prior to debt service) at an assumed rate of 9.75% followed by an orderly liquidation of the Partnership could result in a cash distribution of $39,640 per Unit. Although such amount per Unit is greater than the per Unit amount of the Offer, the Purchaser nevertheless believes that the Offer is fair to the Limited Partners because such liquidation analysis does not take account of the negative impact of Lerner's right of first refusal and other factors which would result in a reduced liquidation distribution to the Limited Partners in the case of any actual liquidation and sale of the Project. The Purchaser believes that Lerner's existing right of first refusal acts as an encumbrance that depresses the value of the Project because prospective purchasers of the Project will be reluctant to commit significant amounts of time and money to pursue a possible acquisition of the Project under circumstances where Lerner has the right simply to match the highest offer made and acquire the Project. Another factor which the Purchaser believes could have the effect of lowering the amount of liquidating distributions in an actual liquidation is that the significant amount of time required to consummate a sale of the Project to a third party would result in a risk of fluctuation in the Project's value because of changing market conditions and other factors.

   The Purchaser also believes that any third party offer to purchase the Project--as is true of the Lerner Proposal--will involve contingencies and conditions, such as the consent of the Lender to assumption of the Existing Mortgage, that will raise questions as to the time of receipt, and amount, of cash that Limited Partners would receive were the Partnership actually to be liquidated. Finally, a sale of the Project would require the Partnership to make certain representations and warranties and to provide certain indemnities, which may require the Partnership to delay, or possibly reduce, the distribution of cash to Limited Partners in a liquidation. In contrast to the foregoing, the Offer does not involve any encumbrances such as the Lerner right of first refusal or any conditions or indemnities relating to the sale or financing of the Project or of financing debt.

   Arthur Andersen Appraisal. The Partnership obtained an appraisal of the Project in 1992 for the purpose of refinancing the existing first mortgage loan. This appraisal was performed by Arthur Andersen & Co. and estimated the value of the Project at $97,000,000 as of August 5, 1992 (the "AA Appraisal"). The AA Appraisal is attached to Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser with the SEC, and copies of the AA Appraisal are available upon request made to the Information Agent. The Purchaser believes that the AA Appraisal does not provide a reasonable estimate of the current fair market value of the Project because, most significantly, the AA Appraisal assumed that the Project's future operating cash flow (prior to debt service payments) would be higher than it has actually turned out to be. By overestimating the Project's projected operating cash flow, the Purchaser believes that the AA Appraisal overestimates the amount which prospective purchasers would be willing to pay for the Project today.

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

   Operating cash flow (prior to debt service payments) represents the net amount of cash generated by an asset prior to debt service. For real estate assets, such as the Property, operating cash flow, in combination with the investment return demanded by prospective purchasers, is utilized by appraisers to determine the fair market value of the assets.

   The AA Appraisal assumed that the Project's operating cash flow for the twelve month period ending July 1993 would be approximately $9,474,000 and for the twelve month period ending July 1994 would be approximately $9,240,000. The Project actually generated operating cash flow for calendar years 1993 and 1994 of $8,726,000 and $8,404,000 respectively (excluding asset management and partnership administration fees of $323,000 and $327,000, respectively, which are not included in the AA Appraisal). The Project's actual operating cash flow was less than that projected by the AA Appraisal by approximately $748,000 in 1993 and $836,000 in 1994 principally because of lower net rental income (apartment revenue net of vacancy, concessions and collection loss) in both 1993 and 1994, higher operating expenses in 1993 and higher capital expenditures in 1994. Actual net rental income was approximately $335,000 lower than AA Appraisal's estimate for 1993 and approximately $784,000 lower than the 1994 estimate.

   The difference in operating cash flow of approximately $836,000 in 1994 accounts for a significant portion of the difference between the Project's value as estimated by the AA Appraisal ($97,000,000 as of August 5, 1992) and by the Purchaser ($87,890,000 as of January 1, 1995). If $836,000 is capitalized at 9.75%, which is the rate of capitalization used by the Purchaser in performing its pro forma liquidation analysis of the Project, the result is a $8,600,000 lower value for the Project. This represents approximately 94% of the $9,100,000 difference between the AA Appraisal and the Purchaser's estimate of the value of the Project.

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

                                  THE OFFER

   SECTION 1. TERMS OF THIS OFFER. Under the terms of this Offer, the Purchaser will pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of the Offer to Purchase. The Expiration Date has been extended. The term "Expiration Date" shall mean 5:00 p.m., New York time, on March 17, 1995, unless the Purchaser shall have further extended this Offer and, in such event, the term "Expiration Date" shall mean the latest time and date on which this Offer, as so extended, shall expire.

   The Purchaser has increased the Cash Consideration to $36,400 per Unit. Such increased Cash Consideration will be delivered in respect of all Units accepted pursuant to this Offer, whether or not they were tendered prior to such increase.

   This Supplement and the Letter of Transmittal are being mailed by the Purchaser to all of the Limited Partners or beneficial owners (in the case of Individual Retirement Accounts and qualified plans) of Units.

   If 50.5% or less of the outstanding Units are validly tendered and not withdrawn, each tendering Limited Partner will receive, upon consummation of this Offer, $36,400 per Unit in Cash Consideration for each Unit (or a pro rata portion thereof for each fractional Unit) so tendered. If more than 50.5% of the outstanding Units are validly tendered and not withdrawn, each tendering Limited Partner will receive the same amount of Cash Consideration with respect to each Unit or fractional Unit so tendered, but will receive a portion of the Cash Consideration in Purchase Proceeds and the balance of the Cash Consideration as Loan Proceeds.

   The portion of the Cash Consideration payable at the consummation of this Offer to each tendering Limited Partner which will constitute Purchase Proceeds will be $36,400 multiplied by the quotient of (A) 50.5% divided by
(B) a fraction, the numerator of which is the number of Units validly tendered and not withdrawn and the denominator of which is the number of outstanding Units on the date of consummation of this Offer. The balance of the Cash Consideration payable to each tendering Limited Partner at the consummation of this Offer will constitute the Loan Proceeds payable to such tendering Limited Partner.

   SECTION 6. CERTAIN FEDERAL AND STATE INCOME TAX CONSEQUENCES. The following summary is a general discussion of certain federal income tax consequences of a sale of Units and receipt of a Loan pursuant to this Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of this Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of such Limited Partner's specific circumstances or to certain types of Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, and insurance companies), nor does it discuss any state, local, foreign or other tax laws (except Maryland income tax on nonresidents). Sales of Units and/or fractional Units pursuant to this Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF SELLING UNITS AND/OR FRACTIONAL UNITS AND RECEIVING A LOAN PURSUANT TO THIS OFFER.

   Sales of Units and/or Fractional Units. In general, a taxable Limited Partner will recognize gain or loss on a sale of Units and/or fractional Units pursuant to this Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and (ii) the Limited Partner's adjusted tax basis in the Units sold. The amount of a Limited Partner's adjusted tax basis will vary depending upon such Limited Partner's particular circumstances. The "amount realized" with respect to a Unit sold will be a sum equal to the amount of cash received by the Limited Partner for such Unit pursuant to this Offer plus the amount of Partnership liabilities allocable to such Unit (as determined under Code Section 752).

   In addition to the allocation of the Partnership's taxable income or loss for 1994, a tendering Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for the year of sale with respect to the Units sold in accordance with the provisions of the Partnership Agreement concerning transfers of Units. Such allocation, the allocation for 1994 and any cash distributed by the Partnership to or for the benefit of such Limited Partner for such years will affect the Limited Partner's adjusted tax basis in its Units and, therefore, the amount of such Limited Partner's taxable gain or loss upon a sale of Units pursuant to this Offer. In the case of a Limited Partner that sells less than 100% of its interest in the Partnership pursuant to the Offer, it is unclear whether the allocation of Partnership income or loss for 1995 will affect the basis of the portion sold or instead only the basis in the retained portion.

   The gain or loss recognized by a Limited Partner on a sale of a Unit sold pursuant to this Offer generally will be treated as a capital gain or loss. Such capital gain or loss will be treated as long-term capital gain or loss if the tendering Limited Partner's holding period for such Unit exceeds one year. Under current law, long-term capital gains of individuals and other noncorporate taxpayers are taxed at a maximum marginal federal income tax rate of 28%, whereas the maximum marginal federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a noncorporate taxpayer can carry forward such losses indefinitely); in addition, corporations are allowed to carry back excess capital losses to the three preceding taxable years, provided such carryback does not increase or produce a net operating loss for any such year.

   If any portion of the amount realized by a Limited Partner on a sale of Units pursuant to this Offer is attributable to "unrealized receivables" (which term includes depreciation recapture) or "substantially appreciated inventory" as defined in Code Section 751, then a portion of the Limited Partner's gain or loss may be ordinary rather than capital. Based on the results of Partnership operations through December 31, 1994, it is estimated that the portion of the amount realized attributable to such Section 751 items will be approximately $5,254 per Unit. The actual amount of such
Section 751 items will be identified in a statement provided by the Partnership to the Limited Partner on or before January 31, 1996. It is possible that the basis allocation rules of Code Section 751 may result in a Limited Partner's recognizing ordinary income with respect to such items while recognizing a larger capital loss with respect to the remainder of the Units sold, even though such Limited Partner has an overall loss on the sale.

   Under Code Section 469, a noncorporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. A loss recognized by a Limited Partner upon a sale of less than 100% of its Units pursuant to this Offer can be currently deducted (subject to other applicable limitations) to the extent of such Limited Partner's passive income from the Partnership for that year or to the extent of any other passive activity income from that year, and a gain recognized by a Limited Partner upon such sale can be offset by such Limited Partner's current or carryover passive activity losses (if any) from the Partnership or from other sources. If a Limited Partner disposes of 100% of its Units pursuant to this Offer, such Limited Partner generally will be able to deduct its remaining passive activity losses (if any) from the Partnership that could not previously be deducted by such Limited Partner due to the foregoing limitation.

   Based on the estimated results of Partnership operations through December 31, 1994, it is estimated that a Limited Partner who tenders Units that were acquired by such Limited Partner on February 15, 1985, utilized the deferred payment method for making capital contributions to the Partnership, and is subject to federal income tax at the rate of 28% on long-term capital gains and 39.6% on other income, will recognize income and gain per Unit sold, and incur federal income tax per Unit sold, as indicated in the following chart. Separate figures are provided assuming that the Limited Partner has no "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily provided "phase-in" amounts) and assuming that the Limited Partner has the maximum amount of "suspended" passive activity losses from the Partnership. The figures in the chart are shown on a per Unit basis and are based on the assumption that the Limited Partner sells 100% of its Units, so that its remaining "suspended" passive activity losses should be deductible from other income subject to any other applicable limitations.

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

                                                                     TAX
                                                          TAX     LIABILITY
                                              AMOUNT     RATE     (BENEFIT)
                                           ----------  -------  -----------
Passive Ordinary Income .................. $  5,254    39.6%    $  2,081
Net Passive Long Term Capital Gain  ......   43,421    28.0%      12,158
Taxes Due upon Sale Assuming No Passive
 Losses ..................................                      $ 14,239
Deduction of Maximum Potential Passive
 Activity Carryforward Losses from the
 Partnership .............................  (41,522)   39.6%     (16,443)
                                                                -----------
Net Taxes Due (Benefit) Assuming Maximum
 Passive Activity Carryforward Losses  ...                      $ (2,204)

   A taxable Limited Partner (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless the Limited Partner provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Limited Partner may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Limited Partner who is subject to backup withholding does not properly complete and sign the Substitute Form W-9, the Purchaser will withhold 31% from payments to such Limited Partner.

   Gain realized by a foreign Limited Partner on a sale of Units pursuant to this Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Limited Partner unless the Limited Partner properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Limited Partner's TIN, that such Limited Partner is not a foreign person, and the Limited Partner's address. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

   Loans and Retained Portions. If the percentage of Units validly tendered and not withdrawn exceeds 50.5% of the outstanding Units, only a pro rata portion of each tendered Unit will be treated by the Purchaser as purchased pursuant to this Offer. The excess of the Purchaser's payments to each tendering Limited Partner over the amounts attributable to the purchased portions of the Units shall be received as the proceeds of nonrecourse Loans secured by a pledge of the Retained Portion. The Purchaser intends to treat the Loans as debt instruments for federal income tax purposes. Nevertheless, a taxing authority may assert that 100% of the tendered Units must be treated as sold pursuant to this Offer. If such an assertion were to prevail, the foregoing discussion of the income tax consequences of sales of Units would be applicable to all Units tendered in their entirety. The remainder of this discussion of the income tax consequences of the Loans assumes that they will be respected as loans.

   A tendering Limited Partner who recieves a Loan will be allocated pro rata shares of the Partnership's taxable income or loss for the periods in 1995 before and after the date on which the purchase of Units under this Offer occurs. It is unclear whether a portion of such allocation for the period before such date will affect the Limited Partner's basis in the portions of the Units sold or instead only the basis in the Retained Portion. LIMITED PARTNERS WHO RECEIVE LOANS WILL BE ALLOCATED PRO RATA SHARES OF THE PARTNERSHIP'S TAXABLE INCOME OR LOSS AS OWNERS OF THE RETAINED PORTIONS ALTHOUGH THEY MAY NEVER RECEIVE CASH PAYMENTS RELATED TO ANY SUCH TAXABLE INCOME. SUCH TAXABLE INCOME MAY NOT BE OFFSET BY DECREASED GAIN ON SALE OF THE RETAINED PORTIONS OR BY INTEREST DEDUCTIONS IF CASH DISTRIBUTIONS ARE MADE AND APPLIED TO PAY INTEREST THAT MAY BE NONDEDUCTIBLE.

   The extent to which Limited Partners may be entitled to deductions for interest payable on the Loans is unclear. Personal interest is generally nondeductible, and there are limitations on the deductibility of investment interest. Further, the Loans may be treated as contingent payment instruments. There are no currently effective regulations governing computation of interest or original issue discount on contingent payment debt instruments, and the recently proposed regulations provide that they will apply only to debt instruments issued at least 60 days after adoption of final regulations. Limited Partners should consult their tax advisors with respect to the potential deductibility of interest or original issue discount on the Loans.

   If a Loan is treated as indebtedness incurred by a tax-exempt Limited Partner in acquisition or improvement of property, income from such property may be taxed to the tax-exempt Limited Partner as unrelated debt-financed income within the meaning of Code Section 514. Tax-exempt Limited Partners should consult their tax advisors with respect to the tax consequences of tendering Units pursuant to this Offer.

   A Limited Partner who continues to own a Retained Portion will not be able to deduct such Limited Partner's "suspended" passive activity losses from the Partnership until the Retained Portion is transferred to the Purchaser upon maturity of its Loan or otherwise sold.

   A taxable Limited Partner who repays Loans by surrender of its Retained Portion will recognize gain or loss with respect to such Retained Portion under the rules discussed above. The unpaid balance (including interest) of the Loans so repaid would be treated as an amount realized for this purpose.

   A taxable Limited Partner who repays a Loan in cash and retains such Limited Partner's Retained Portion will not recognize gain or loss with respect to the Retained Portion upon repayment of the Loan.

   Certain State Income Tax Consequences. Under Maryland law, nonresident individuals are taxable in Maryland on that portion of their federal adjusted gross income that is derived from tangible property, real or personal, permanently located in Maryland and on income from a business, trade, profession or occupation carried on in Maryland. Nonresident partners of a partnership with the above described income must report their distributive or pro rata share of income from the partnership on a nonresident Maryland return. The partnership is required to withhold Maryland tax based on 5% of the total distributive or pro rata shares of its nonresident individual partners attributable to income from Maryland sources. Any withholding by the partnership is a credit against the balance due on the individual nonresident return.

   The Lerner Proposal would require the Partnership to withhold tax in the amount of approximately, $3,040 per Unit for the Limited Partners who are non-residents of Maryland. Sales of Units pursuant to this Offer will not give rise to a Maryland income tax withholding requirement by the Partnership. However, gain from the disposition may be considered "derived from" Maryland sources for purposes of determining nonresident taxable income. The Purchaser advises Limited Partners to consult their tax advisors concerning the tax effects of participation in this Offer.

   Certain Tax Consequences of a Tax Termination. If Section 7.2(D) of the Partnership Agreement were amended to eliminate the prohibition on a transfer that would cause a tax termination, such a transfer and termination might occur. It is also possible that a taxing authority might assert that the Loans must be recharacterized as sales and that the Partnership therefore is terminated for income tax purposes on the date of the Loans. While the Purchaser intends to treat the Loans as loans, there can be no assurance that a contrary assertion by a taxing authority would not be sustained. The most important effect of a tax termination on non-tendering Limited Partners and other persons treated as continuing to hold interests in the Partnership should be a lengthening of the periods of time over which the Partnership recognizes depreciation deductions for tax purposes, largely from the remaining eight years of 18-year recovery periods to new 27.5-year recovery periods for residential real property. A tax termination in 1995 would cause reductions in such deductions by up to $4,300 per Unit for 1995, approximately $4,200 per Unit for 1996, and an average of approximately $3,100 per Unit per year for the years 1997 through 2002, but increased deductions for approximately 30 years thereafter. During the years 2003 through 2022, the increased deductions would average approximately $1,300 per Unit per year. A termination of the Partnership for income tax purposes could have the adverse effect on Limited Partners who continue to own Units after such termination and whose tax year differs from that of the Partnership of the inclusion of more than one year of the Partnership's tax items in one tax return of the Limited Partner.

   SECTION 8. CERTAIN INFORMATION CONCERNING THE PURCHASER. WFA holds a 25% limited partner interest in the Partnership.

   SECTION 14. OTHER MATTERS. The Purchaser has filed with the SEC a Tender Offer Statement on Schedule 14D-1 (including exhibits thereto), pursuant to Rule 14d-3 under the Exchange Act, and the Purchaser, Three Winthrop, Linnaeus-Lexington and NACC have filed a Rule 13e-3 Transaction Statement on
Schedule 13E-3 (including exhibits thereto) furnishing certain additional information with respect to this Offer, and amendments thereto. The Schedules 14D-1 and 13E-3 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at prescribed rates from the main office of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549.

   Any questions or requests for assistance or for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent at the telephone number and address below. You may also contact the Information Agent or your broker for assistance concerning this Offer. To confirm delivery of your Letter of Transmittal, please contact the Depository.

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

                   The Information Agent for this Offer is:

                            D.F. KING & CO., INC.

                               77 Water Street
                           New York, New York 10005
                                (212) 269-5550
                                (Call Collect)
                       or Call Toll-Free (800) 659-5550

                              The Depository is:

                      IBJ SCHRODER BANK & TRUST COMPANY

                                1 State Street
                           New York, New York 10004
                                (212) 858-2103

March 3, 1995